Exhibit 99.1

OBSIDIAN ENERGY MOURNS THE PASSING OF RICK GEORGE

CALGARY, August 2, 2017 – OBSIDIAN ENERGY LTD. (TSX—OBE; NYSE—OBE) (“Obsidian Energy”, “we”, “us” or “our”) regrets to announce the passing of its Chairman Rick George on August 1.

“The company and our Board of Directors want to offer our sincerest condolences and sympathy to Rick’s family, “ said David French, President and Chief Executive Officer. “It was a privilege to know the man, and experience his leadership and devotion to our industry. Over his tenure as our Chairman, Rick reshaped our company from top to bottom. Rick’s legacy will continue with the many lives he has touched.”

Obsidian Energy shares are listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “OBE”.

For further information, please contact:

OBSIDIAN ENERGY

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@obsidianenergy.com